VEON Announces Annual General Meeting Sergi Herrero and Irene Shvakman join Board slate Amsterdam, 5 May 2021 – VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, has today announced that its Board of Directors has set the date for the Company’s Annual General Meeting of Shareholders for 10 June 2021. The record date for the 2021 Annual General Meeting has been set for 5 May 2021. The Board of Directors and its Nominating and Corporate Governance Committee have recommended 12 individuals for the Board, including ten directors currently serving on the Board: Hans-Holger Albrecht, Leonid Boguslavsky, Mikhail Fridman, Gennady Gazin, Amos Genish, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Stephen Pusey and Robert Jan van de Kraats. Sergi Herrero, who will step down as VEON’s co-Chief Executive Officer in June, has been included on the recommended slate together with Irene Shvakman, co-founder and Chairman of Revo Technologies and Sorsdata. Commenting on the slate, Chairman of the Board Gennady Gazin stated: “We are pleased to announce our recommended Board nominees for election to the 2021/2022 VEON Board. This slate, with the addition of Sergi and Irene, includes an incredible wealth of operational, financial and governance experience. This Board will play an important role as VEON capitalises on the exciting opportunities in its markets.” Sergi Herrero is currently serving as co-Chief Executive Officer of VEON until 30 June 2021 and has focused on developing new high-growth digital businesses for the Group. Mr. Herrero previously served as Global Director of Payments and Commerce Partnerships at Facebook, where he helped to build and expand Facebook’s successful payments business. Irene Shvakman is co-founder and Chairman of Revo Technologies and Sorsdata and brings extensive expertise and experience in fintech, financial services and technology development. Ms. Shvakman has served on the board of MTS Bank PJSC and was a Senior Partner at McKinsey & Company. Further details on the agenda, the slate of nominees to the Board and procedural matters related to the Company’s Annual General Meeting of Shareholders will be made available through an official notice distributed by VEON to its shareholders prior to the meeting. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information, visit: https://www.veon.com Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as

amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.